# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: eToro Group Ltd., CIK 0001493318
CUSIP: G32089107
Title of class of securities: Class A common shares, no par value per share
Address of issuer's principal executive offices: 30 SHESHET HAYAMIN STREET, BNEI BRAK, Israel (L3), 5120261
Date of event which requires filing of this statement: 05/15/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002073818

## Reporting persons
- BRM Group Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 6,079,811; sole dispositive power 0; shared dispositive power 6,079,811; aggregate amount beneficially owned 6,079,811 (12% of the class)
  Comment: All shares are held of record by BRM Group (as defined in Item 2(a) below), A B Y Finance (as defined in Item 2(a) below), Eli Barkat (as defined in Item 2(a) below) and Yuval Rakavi (as defined in Item 2(a) below), which consists of (i) 1,966,083 Class A common shares held directly by BRM Group, (ii) 2,466,276 Class A common shares issuable upon conversion of Class B common shares held directly by BRM Group, (iii) 76,526 Class A common shares held directly by A B Y Finance, (iv) 76,526 Class A common shares issuable upon conversion of Class B common shares held directly by A B Y Finance, (v) 199, 112 Class A common shares held directly by Eli Barkat, (vi) 199,112 Class A common shares issuable upon conversion of Class B common shares held directly by Eli Barkat, (vii) 548,088 Class A common shares held directly by Yuval Rakavi, and (viii) 548,088 Class A common shares issuable upon conversion of Class B common shares held directly by Yuval Rakavi. Investment and voting power of the shares held by each of the foregoing entities is exercised by the executives of BRM Group, who are Arie Nachmias, Chief Financial Officer, and Eli Barkat, Active Chairman. Each of the foregoing entities may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 50,510,868 shares outstanding, comprised of (i) 47,220,866 Class A common shares outstanding as of May 14, 2025, as reported by the Issuer in its prospectus filed with the Securities and Exchange Commission (the "Commission") on May 15, 2025 (the "Prospectus"), plus (ii) an aggregate of 3,290,002 Class A common shares issuable upon conversion of Class B common shares held of record by BRM Group, A B Y Finance, Eli Barkat and Yuval Rakavi.
- A B Y Finance (eToro) 21 LP: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 6,079,811; sole dispositive power 0; shared dispositive power 6,079,811; aggregate amount beneficially owned 6,079,811 (12% of the class)
  Comment: All shares are held of record by BRM Group (as defined in Item 2(a) below), A B Y Finance (as defined in Item 2(a) below), Eli Barkat (as defined in Item 2(a) below) and Yuval Rakavi (as defined in Item 2(a) below), which consists of (i) 1,966,083 Class A common shares held directly by BRM Group, (ii) 2,466,276 Class A common shares issuable upon conversion of Class B common shares held directly by BRM Group, (iii) 76,526 Class A common shares held directly by A B Y Finance, (iv) 76,526 Class A common shares issuable upon conversion of Class B common shares held directly by A B Y Finance, (v) 199, 112 Class A common shares held directly by Eli Barkat, (vi) 199,112 Class A common shares issuable upon conversion of Class B common shares held directly by Eli Barkat, (vii) 548,088 Class A common shares held directly by Yuval Rakavi, and (viii) 548,088 Class A common shares issuable upon conversion of Class B common shares held directly by Yuval Rakavi. Investment and voting power of the shares held by each of the foregoing entities is exercised by the executives of BRM Group, who are Arie Nachmias, Chief Financial Officer, and Eli Barkat, Active Chairman. Each of the foregoing entities may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 50,510,868 shares outstanding, comprised of (i) 47,220,866 Class A common shares outstanding as of May 14, 2025, as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 3,290,002 Class A common shares issuable upon conversion of Class B common shares held of record by BRM Group, A B Y Finance, Eli Barkat and Yuval Rakavi.
- Eli Barkat LTD: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 6,079,811; sole dispositive power 0; shared dispositive power 6,079,811; aggregate amount beneficially owned 6,079,811 (12% of the class)
  Comment: All shares are held of record by BRM Group (as defined in Item 2(a) below), A B Y Finance (as defined in Item 2(a) below), Eli Barkat (as defined in Item 2(a) below) and Yuval Rakavi (as defined in Item 2(a) below), which consists of (i) 1,966,083 Class A common shares held directly by BRM Group, (ii) 2,466,276 Class A common shares issuable upon conversion of Class B common shares held directly by BRM Group, (iii) 76,526 Class A common shares held directly by A B Y Finance, (iv) 76,526 Class A common shares issuable upon conversion of Class B common shares held directly by A B Y Finance, (v) 199, 112 Class A common shares held directly by Eli Barkat, (vi) 199,112 Class A common shares issuable upon conversion of Class B common shares held directly by Eli Barkat, (vii) 548,088 Class A common shares held directly by Yuval Rakavi, and (viii) 548,088 Class A common shares issuable upon conversion of Class B common shares held directly by Yuval Rakavi. Investment and voting power of the shares held by each of the foregoing entities is exercised by the executives of BRM Group, who are Arie Nachmias, Chief Financial Officer, and Eli Barkat, Active Chairman. Each of the foregoing entities may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 50,510,868 shares outstanding, comprised of (i) 47,220,866 Class A common shares outstanding as of May 14, 2025, as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 3,290,002 Class A common shares issuable upon conversion of Class B common shares held of record by BRM Group, A B Y Finance, Eli Barkat and Yuval Rakavi.
- Yuval Rakavi LTD: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 6,079,811; sole dispositive power 0; shared dispositive power 6,079,811; aggregate amount beneficially owned 6,079,811 (12% of the class)
  Comment: All shares are held of record by BRM Group (as defined in Item 2(a) below), A B Y Finance (as defined in Item 2(a) below), Eli Barkat (as defined in Item 2(a) below) and Yuval Rakavi (as defined in Item 2(a) below), which consists of (i) 1,966,083 Class A common shares held directly by BRM Group, (ii) 2,466,276 Class A common shares issuable upon conversion of Class B common shares held directly by BRM Group, (iii) 76,526 Class A common shares held directly by A B Y Finance, (iv) 76,526 Class A common shares issuable upon conversion of Class B common shares held directly by A B Y Finance, (v) 199, 112 Class A common shares held directly by Eli Barkat, (vi) 199,112 Class A common shares issuable upon conversion of Class B common shares held directly by Eli Barkat, (vii) 548,088 Class A common shares held directly by Yuval Rakavi, and (viii) 548,088 Class A common shares issuable upon conversion of Class B common shares held directly by Yuval Rakavi. Investment and voting power of the shares held by each of the foregoing entities is exercised by the executives of BRM Group, who are Arie Nachmias, Chief Financial Officer, and Eli Barkat, Active Chairman. Each of the foregoing entities may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 50,510,868 shares outstanding, comprised of (i) 47,220,866 Class A common shares outstanding as of May 14, 2025, as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 3,290,002 Class A common shares issuable upon conversion of Class B common shares held of record by BRM Group, A B Y Finance, Eli Barkat and Yuval Rakavi.

## Item 1. Issuer
Name of issuer: eToro Group Ltd.
Address of issuer's principal executive offices: 30 SHESHET HAYAMIN STREET, BNEI BRAK, ISRAEL, 5120261.

## Item 2. Person Filing
Name of person filing:
BRM Group Ltd., a limited company formed under the laws of the State of Israel ("BRM Group");

A B Y Finance (eToro) 21 LP, a limited partnership formed under the laws of State of Israel ("A B Y Finance");

Eli Barkat Ltd., a limited company formed under the laws of the State of Israel ("Eli Barkat");

Yuval Rakavi Ltd., a limited company formed under the laws of the State of Israel ("Yuval Rakavi");

(each a "Reporting Person" and, collectively, "Reporting Persons").

The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 99.1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, if any, other than those securities reported herein as being held directly by such Reporting Person.
Address of principal business office or, if none, residence: 10 Nissim Aloni Street, Tel Aviv, Israel 6291924
Citizenship: L3

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,079,811
Percent of class: 12.03%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See cover page tables above. Percentage ownership based on 50,510,868 shares outstanding, comprised of (i) 47,220,866 Class A common shares outstanding as of May 14, 2025, as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 3,290,002 Class A common shares issuable upon conversion of Class B common shares held of record by BRM Group, A B Y Finance, Eli Barkat and Yuval Rakavi.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See cover page tables above. Percentage ownership based on 50,510,868 shares outstanding, comprised of (i) 47,220,866 Class A common shares outstanding as of May 14, 2025, as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 3,290,002 Class A common shares issuable upon conversion of Class B common shares held of record by BRM Group, A B Y Finance, Eli Barkat and Yuval Rakavi.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of August 25, 2025

## Signatures
- BRM Group Ltd.: /s/ Arie Nachmias, Chief Financial Officer (08/25/2025)
- A B Y Finance (eToro) 21 LP: /s/ Arie Nachmias, Chief Financial Officer (08/25/2025)
- Eli Barkat LTD: /s/ Arie Nachmias, Chief Financial Officer (08/25/2025)
- Yuval Rakavi LTD: /s/ Arie Nachmias, Chief Financial Officer (08/25/2025)